Exhibit 99.1

CANAGOLD RESOURCES LTD.

(formerly, Canarc Resource Corp.)

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANARC RESOURCE CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canagold Resources Ltd. (formerly, Canarc Resource Corp.) (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has an accumulated deficit of $49.4 million as at December 31, 2020. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Mineral Property Interests

As discussed in Note 8 to the consolidated financial statements, the mineral property interest balance as at December 31, 2020 was $15.8 million, consisting of capitalized acquisition costs and deferred exploration costs on the Company’s properties in Canada and the United States of America. An impairment loss is recognized if the carrying amount of an asset or its cash generating unit (“CGU”) exceeds its estimated recoverable amount. During the year ended December 31, 2020, management determined that the Hard Cash and Nigel properties, both located in Canada, were impaired. Accordingly, the Company recorded a write-off of mineral property interests of $0.88 million during the year ended December 31, 2020.

We identified the assessment of the recoverability of mineral property interests as a critical audit matter. There is a high degree of judgment required to determine whether there are any indicators of impairment on the Company’s mineral property interest. Judgment is also required to determine the recoverable value of mineral property interests where indicators of impairment exist.

The following are the primary procedures we performed to address this critical audit matter. We understood management’s assessment of indicators of impairment for each CGU, as outlined in Note 2(e). We assessed the completeness of internal and external factors that may be considered indicators of impairment and compared them to Management’s assessment of indicators of impairment. When impairment indicators existed, a recoverable value assessment was performed.

Chartered Professional Accountants

We have served as the Company's auditor since 2008.

Vancouver, Canada
March 30, 2021

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Consolidated Statements of Financial Position
(expressed in thousands of United States dollars)

		December 31,
	Notes	2020	2019

ASSETS

CURRENT ASSETS
Cash		$6,117	$1,923
Marketable securities	7	1,323	104
Receivables and prepaids	13	297	76
Total Current Assets		7,737	2,103

NON-CURRENT ASSETS
Mineral property interests	8	15,820	16,083
Equipment	9	83	128
Total Non-Current Assets		15,903	16,211
Total Assets		$23,640	$18,314

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	$324	$151
Flow through premium liability	10(a)	-	9
Deferred royalty liability, current	10(b)	35	35
Lease liability, current	10(c)	31	36
Total Current Liabilities		390	231

LONG TERM LIABILITIES
Deferred royalty liability, long term	10(b)	116	123
Lease liability, long term	10(c)	20	39
Total Long Term Liabilities		136	162
Total Liabilities		526	393

SHAREHOLDERS' EQUITY
Share capital	11(b)	73,595	67,287
Reserve for share-based payments		821	709
Accumulated other comprehensive loss		(2,044)	(2,497)
Deficit		(49,258)	(47,578)
Total Shareholders' Equity		23,114	17,921
Total Liabilities and Shareholders' Equity		$23,640	$18,314

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian
Director	Director

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Consolidated Statements of Comprehensive Loss
(expressed in thousands of United States dollars, except per share amounts)

			Years ended December 31,
	Notes	2020	2019	2018

Expenses:
Amortization	9	$48	$48	$24
Corporate development	12 and 13	63	31	49
Employee and director remuneration	13	559	462	590
General and administrative	12 and 13	228	175	223
Shareholder relations		514	116	52
Share-based payments	11(c) and 13	170	120	118

Loss before the undernoted		(1,582)	(952)	(1,056)

Interest and other income		11	35	44
Change in fair value of marketable securities	7	760	(131)	(140)
Flow through financing costs	10(a)	(8)	-	(4)
Interest and finance charges	10(c) and (d)	(39)	(44)	(30)
Foreign exchange gain (loss)		17	41	(156)
Recovery of promissory note receivable	6	-	-	152
(Write-off) recovery of mineral property interest	8(a)(iii), b(iii) and b(iv)	(876)	5	12
Write off of equipment	9	-	-	(1)

Net loss before income tax		(1,717)	(1,046)	(1,179)

Income tax recovery	10(a)	9	3	54

Net loss for the year		(1,708)	(1,043)	(1,125)

Other comprehensive income (loss):
Foreign currency translation adjustment		453	756	(1,258)

Comprehensive loss for the year		$(1,255)	$(287)	$(2,383)

Basic and diluted loss per share		$(0.03)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding		52,298,078	45,775,307	43,692,071

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Consolidated Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2017	43,755,765	$66,328	$1,101	$(1,995)	$(46,054)	$19,380
Common share buy-back under normal course issuer bid (Note 11(b))	(104,800)	(21)	-	-	-	(21)
Property acquisition (Note 11(b)(iii))	20,000	4	-	-	-	4
Share issue expenses	-	(6)	-	-	-	(6)
Share-based payments	-	-	118	-	-	118
Cancellation and expiration of stock options	-	-	(407)	-	407	-
Expiration of finders fee warrants	-	-	(70)	-	70	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	(8)	(1,258)	-	(1,266)
Net loss for the year	-	-	-	-	(1,125)	(1,125)
Balance, December 31, 2018	43,670,965	66,305	734	(3,253)	(46,702)	17,084
Impact of adoptiing IFRS 16	-	-	-	-	(10)	(10)
Balance, January 1, 2019	43,670,965	66,305	734	(3,253)	(46,712)	17,074
Private placement, net of share issue costs	4,745,971	1,084	-	-	-	1,084
Property acquisition (Note 11(b)(ii))	115,000	23	-	-	-	23
Share issue expenses	-	(93)	-	-	-	(93)
Finders fee warrants	-	(32)	32	-	-	-
Share-based payments	-	-	120	-	-	120
Cancellation and expiration of stock options	-	-	(155)	-	155	-
Expiration of finders fee warrants	-	-	(22)	-	22	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	756	-	756
Net loss for the year	-	-	-	-	(1,043)	(1,043)
Balance, December 31, 2019	48,531,936	$67,287	$709	$(2,497)	$(47,578)	$17,921
Private placement	21,000,000	6,373	-	-	-	6,373
Exercise of stock options	576,000	236	(98)	-	-	138
Exercise of share appreciation rights	143,303	59	(49)	-	(10)	-
Share issue expenses	-	(233)	-	-	-	(233)
Finders fee warrants	-	(127)	127	-	-	-
Share-based payments	-	-	170	-	-	170
Cancellation and expiration of stock options	-	-	(38)	-	38	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	453	-	453
Net loss for the year	-	-	-	-	(1,708)	(1,708)
Balance, December 31, 2020	70,251,239	$73,595	$821	$(2,044)	$(49,258)	$23,114

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

			Years ended December 31,
	Notes	2020	2019	2018

Cash provided from (used by):

Operations:
Net loss for the year		$(1,708)	$(1,043)	$(1,125)
Items not involving cash:
Accrued interest		24	44	30
Amortization		48	48	24
Change in fair value of marketable securities		(760)	131	140
Flow through financing costs		-	-	4
Income tax recovery		(9)	(3)	(54)
Recovery of promissory notes receivable		-	-	(152)
Share-based payments		170	120	118
Write-off of mineral property interests		876	(5)	-
Write-off of equipment		-	-	1
		(1,359)	(708)	(1,014)
Changes in non-cash working capital items:
Receivables and prepaids		(221)	11	5
Accounts payable and accrued liabilities		173	(116)	88
Net cash used by operating activities		(1,407)	(813)	(921)

Financing:
Issuance of common shares, net of share issuance costs		6,140	1,008	-
Exercise of stock options		138	-	-
Lease payments		(35)	(36)	-
Share buyback under normal course issuer bid		-	-	(27)
Net cash provided from (used by) financing activities		6,243	972	(27)

Investing:
Mineral property interests, net of recoveries		(793)	(1,153)	(829)
Deferred royalty payment	10(b)	-	(35)	(35)
Acquisition of marketable securities	7	-	-	(289)
Proceeds from disposition of marketable securities	7	296	518	154
Proceeds from promissory note receivable	6	-	59	94
Expenditures for equipment	9	(4)	(8)	(6)
Net cash used by investing activities		(501)	(619)	(911)

Unrealized foreign exchange gain (loss) on cash		(141)	54	(116)

Increase (decrease) in cash		4,194	(406)	(1,975)
Cash, beginning of year		1,923	2,329	4,304

Cash, end of year		$6,117	$1,923	$2,329

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

			Years ended December 31,
	Notes	2020	2019	2018

Non-cash financing and investing activities:

Initial recognition from change in accounting policy for lease:
Right of use asset		$-	$112	$-
Amortization of leased asset		-	34	-
Lease liability		-	90	-

Fair value of marketable securities received from option on mineral property interests		691	-	-

Fair value of common shares issued for:
Mineral property interests	11(a)(ii) and (iii)	-	23	4

Fair value allocated to common shares issued on exercise of:
Stock options		98	-	-
Share appreciation rights	11(b)(i)	49	-	-

Fair value of finders fee warrants from:
Issuance of finders fee warrants	11(b)(i) and (ii)	127	32	-

Expiration of:
Stock options		38	155	407
Finders fee warrants		-	22	70

Share issuance costs included in Accounts Payable		-	5	-

Income taxes paid		-	-	-

Interest received		-	-	-
Interest paid		26	17	-

Refer to the accompanying notes to the consolidated financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.
Nature of Operations and Going Concern

Canagold Resources Ltd. (formerly, Canarc Resource Corp.) (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

Effective December 8, 2020, the Company changed its name from Canarc Resource Corp. to Canagold Resources Ltd. and consolidated its share capital on the basis of five pre consolidation common shares for one post share consolidation share. All share references presented in these consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

The Company has no operating revenues, has incurred a significant net loss of $1.7 million in 2020 (2019 - $1.0 million and 2018 - $1.1 million) and has a deficit of $49.3 million as at December 31, 2020 (2019 – $47.6 million and 2018 - $46.7 million). In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.
Basis of Presentation

(a)
Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)
Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 30, 2021.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(c)
Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)
Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•
Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•
Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•
Shareholders’ equity items at historical exchange rates; and
•
Revenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive loss.

(e)
Critical accounting estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability and lease liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(e)
Critical accounting estimates and judgements: (continued)

The Company applies judgement in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgement in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgement is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

(f)
New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The impact is not expected to have a material impact on these consolidated financial statements.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(i)
Reference to the Conceptual Framework (Amendments to IFRS 3):

IFRS 3 Business Combinations has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in May 2020. The amendments update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for a business combination.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted if an entity also applies Amendments to References to the Conceptual Framework in IFRS Standards, issued in March 2018, at the same time or earlier.

(ii)
Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16):

IAS 16 Property, Plant and Equipment has been revised to incorporate amendments issued by the IASB in May 2020. The amendments prohibit an entity from deducting from the cost of property, plant and equipment the proceeds from selling items produced before the asset is available for use. Instead, an entity will recognize such sales proceeds and related cost in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(iii)
Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37):

IAS 37 Provisions, Contingent Liabilities and Contingent Assets has been revised to incorporate amendments issued by the IASB in May 2020. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(iv)
Annual Improvements to IFRS Standards 2018-2020:

The following standards have been revised to incorporate amendments issued by the IASB in May 2020:

-
IFRS 1 First-time Adoption of International Financial Reporting Standards – The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.
-
IFRS 9 Financial Instruments – The amendment clarifies the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.
-
IAS 41 Agriculture – The amendment removes a requirement to exclude cash flows from taxation when measuring fair value thereby aligning the fair value measurement requirements in IAS 41 with those in other IFRS Standards.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(v)
Classification of Liabilities as Current or Non-current (Amendments to IAS 1):

IAS 1 Presentation of Financial Statements has been revised to incorporate amendments issued by the International Accounting Standards Board (IASB) in January 2020.

The amendments clarify the criterion for classifying a liability as non-current relating to the right to defer settlement of the liability for at least 12 months after the reporting period.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

(vi)
IFRS 17 Insurance Contracts:

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of insurance contracts. The new standard applies to insurance contracts an entity issues and reinsurance contracts it holds.

The main features of the new standard are as follows:

●
An entity divides insurance contracts into groups that it will recognize and measure.
●
Groups of insurance contracts are recognized and measured at:
●
a risk-adjusted present value of estimated future cash flows (the fulfillment cash flows); and
●
an amount representing the unearned profit in the group of contracts (the contractual service margin).

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(vi)
IFRS 17 Insurance Contracts: (continued)

●
An entity can choose to apply a simplified measurement approach (the premium allocation approach) when certain criteria are met.
●
The profit from a group of insurance contracts is recognized over the period the entity provides insurance coverage and as it is released from risk. If a group of contracts is or becomes loss-making, the loss is recognized in profit or loss immediately.
●
An entity presents separately insurance revenue and insurance service expenses, and insurance finance income or expenses.
●
An entity discloses qualitative and quantitative information about the amounts recognized in its financial statements from insurance contracts, significant judgments and changes in judgments made in applying IFRS 17, and the nature and extent of the risks that arise from insurance contracts.

The new standard supersedes the requirements in IFRS 4 Insurance Contracts.

The new standard is effective for annual periods beginning on or after January 1, 2021, with earlier application permitted for entities that also apply IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

(vii)
IFRIC 23 Uncertainty over Income Tax Treatments:

This new Interpretation, issued by the International Accounting Standards Board (IASB) in June 2017, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments.

The main features of IFRIC 23 are as follows:

●
An entity considers an uncertain tax treatment separately or together with other uncertain tax treatments depending on which approach better predicts the resolution of the uncertainty.
●
Taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates are determined based on whether it is probable that a taxation authority will accept an uncertain tax treatment.
●
An entity reassesses judgments or estimates relating to uncertain tax treatments when facts and circumstances change.

The new standard is effective for annual periods beginning on or after January 1, 2021.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)
Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and American Innovative Minerals LLC (“AIM”). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)
Financial instruments:

(i)
Financial assets:

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that: (i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(b)
Financial instruments: (continued)

(ii)
Derecognition:

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

●
the contractual rights to receive cash flows from the asset have expired; or

●
the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either: (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(iii)
Financial liabilities:

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

(iv)
Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(c)
Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(c)
Impairment of non-financial assets: (continued)

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset's highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)
Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(e)
Equipment:

Leasehold improvements and office equipment and furnishings are recorded at cost, and are amortized on a double declining basis as follows:

Leasehold improvements	Straight line over lease term
Office equipment	Double declining rate of 30%
Office furnishings	Double declining rate of 20%
Right of use	Straight line over lease term

(f)
Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants. Consideration received on the exercise of warrants is recorded as share capital and any related reserve for share-based payments is transferred to share capital. Upon expiry of the warrants, the recorded fair value of the warrants is transferred from the reserve for share-based payments to deficit.

(g)
Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(h)
Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium equal to the excess, if any, which investors pay for the flow-through common share over the market price on closing date and which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(i)
Share buy-back:

The Company had implemented a normal course issuer bid whereby the Company would buy back its common shares on the exchange in which its shares are listed at the prevailing market prices. Shares which were purchased would reduce share capital for the cash consideration paid including any associated transaction costs. Common shares which were purchased under the normal course issuer bid are returned to treasury and cancelled.

(j)
Share-based payments:

The Company has a stock option plan that is described in Note 11(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(k)
Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(k)
Environmental rehabilitation: (continued)

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

(l)
Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(m)
Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(n)
Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(o)
Right-of-use asset and lease liability:

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset (“ROU asset”) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions:

(i)
the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months; or
(ii)
for leases of low value.

The payments for such leases are recognized in the consolidated statements of loss and comprehensive loss over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated amortization and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statements of loss and comprehensive loss.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.
Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2020.

5.
Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

The Company has classified its cash and marketable securities as financial assets at FVTPL; receivables as financial assets at amortized cost; and accounts payable and accrued liabilities, deferred royalty liability and lease liability as financial liabilities at amortized cost.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have $Nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)
Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2020, the Company had a working capital of $7.3 million (2019 – $1.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2021.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(b)
Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 10(b) and (c)) as at December 31, 2020 and 2019:

	Payments due by Period					Payments due by Period
	(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$76	$48	$28	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total, December 31, 2020	$76	$48	$28	$-	$-	$285	$35	$105	$105	$40

Basic office lease	$123	$47	$76	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	320	35	105	105	75

Total, December 31, 2019	$123	$47	$76	$-	$-	$320	$35	$105	$105	$75

Accounts payable and accrued liabilities are due in less than 90 days.

(c)
Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(c)
Market risk: (continued)

(i)
Foreign currency risk: (continued)

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	2020	2019

Cash	$5,622	$1,878
Marketable securities	1,323	104
Receivables	87	28
Accounts payable and accrued liabilities	(308)	(118)
Lease liability	(51)	(75)

Net financial assets (liabilities), December 31	$6,673	$1,817

Based upon the above net exposure as at December 31, 2020 and assuming all other variables remain constant, a 15% (2019 - 5%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $1.0 million (2019 - $91,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)
Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end.

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(c)
Market risk: (continued)

(iii)
Other price risk: (continued)

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2020 and assuming all other variables remain constant, a net increase or decrease of 80% (2019 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $1.1 million (2019 - $83,000).

In June 2018, the Company adopted a normal course issuer bid whereby the Company may acquire up to 2.18 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on June 20, 2019. The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares. (Note 11(b)(iii)).

6.
Promissory Note Receivable

On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000. Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

7.
Marketable Securities

	December 31,
	2020	2019

Balance, begin of period	$104	$719
Fair value of marketable securities received from option on mineral property interests	691	-
Disposition of marketable securities at fair value	(296)	(518)
Change in fair value of marketable securities	760	(131)
Foreign currency translation adjustment	64	34
Balance, end of period	$1,323	$104

The quoted market value and fair value of shares of companies was $1.3 million at December 31, 2020 (2019 - $104,000).

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests

	Canada					USA
	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total
	(Note 8(a)(i))	(Note 8(a)(ii))	(Note 8(a)(iv))	(Note 8(a)(v))	(Note 8(a)(v))	(Notes 8(b)(i))	(Note 8(b)(ii))	(Note 8(c))

Acquisition Costs:

Balance, December 31, 2018	$3,888	$344	$-	$9	$2	$2,010	$23	$10	$6,286
Additions	18	-	20	21	3	-	-	-	62
Recovery	-	-	-	-	-	-	-	(3)	(3)
Foreign currency translation adjustment	8	17	-	1	-	102	1	-	129
Write off	-	-	-	-	-	-	-	(7)	(7)
Balance, December 31, 2019	3,914	361	20	31	5	2,112	24	-	6,467
Additions	9	-	8	-	-	-	-	-	17
Recoveries	-	-	(28)	-	-	(513)	-	-	(541)
Foreign currency translation adjustment	4	7	-	1	-	42	1	-	55
Write off	-	-	-	(32)	(5)	-	-	-	(37)
Balance, December 31, 2020	3,927	368	-	-	-	1,641	25	-	5,961

Deferred Exploration Expenditures:

Balance, December 31, 2018	5,778	630	69	120	-	1,353	1	-	7,951
Additions, net of recoveries	133	8	116	211	-	159	501	-	1,128
Foreign currency translation adjustment	427	32	3	6	-	68	1	-	537
Balance, December 31, 2019	6,338	670	188	337	-	1,580	503	-	9,616
Additions	183	361	7	746	-	38	33	-	1,368
Recoveries	-	-	(200)	-	-	(81)	-	-	(281)
Foreign currency translation adjustment	162	15	5	7	-	36	21	-	246
Write off	-	-	-	(1,090)	-	-	-	-	(1,090)
Balance, December 31, 2020	6,683	1,046	-	-	-	1,573	557	-	9,859

Mineral property interests:
Balance, December 31, 2019	$10,252	$1,031	$208	$368	$5	$3,692	$527	$-	$16,083
Balance, December 31, 2020	10,610	1,414	-	-	-	3,214	582	-	15,820

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(a)
Canada:

(i)
New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2020 include a reclamation bond for $218,000 (2019 - $194,000).

(ii)
Windfall Hills (British Columbia):

In April 2013, the Company acquired 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)
Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby the Company has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; and granting a 1% NSR to Universal which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara will issue 9.9% of its outstanding common shares to the Company on closing of the assignment. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9%. Damara shall incur exploration expenditures of CAD$300,000 by December 31, 2020.

(iv)
Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per silver (“Au”) oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(a)
Canada: (continued)

(iv)
Hard Cash and Nigel (Nunavut): (continued)

The Company terminated the property option agreement, and accordingly indicators of impairment existed leading to a test of recoverable amount which resulted in an impairment loss of $1.1 million. A value in use calculation is not applicable as the Company does not have any expected cash flows from the property option agreement at this stage. In estimating the fair value less costs of disposal, management did not have observable or unobservable input to estimate the recoverable amount greater than $nil. As this valuation technique requires management’s judgement and estimates of recoverable amount, it is classified as Level 3 of the fair value hierarchy.

(v)
Eskay Creek property (British Columbia):

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property which right had been exercised in October 2020. The Company wrote off the property in 2005.

(b)
United States:

(i)
Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement and a remaining balance of $285,000 remains payable as at December 31, 2020 (2019 - $320,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(b)
United States: (continued)

(i)
Fondaway Canyon (Nevada): (continued)

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

(ii)
Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims in Nevada, USA.

(iii)
Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

(iv)
Lightning Tree (Idaho):

In early July 2020, the Company entered into a non-binding letter of intent for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (formerly, MinKap Resources Inc.) (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. On September 10, 2020, a definitive mineral property purchase agreement was executed. Over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. If Ophir fails to incur the exploration expenditure, the property reverts back to the Company. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will revert back to the Company.

(c)
Other:

In December 2018, the Company entered into a Memorandum of Understanding for an exploration and development project in South America whereby the Company paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project. In October 2019, the Company recovered $3,000 from its initial payment and wrote off the remaining balance of $7,000.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(d)
Expenditure options:

As at December 31, 2020, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 8(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon (Note 8(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills (Note 8(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

Princeton (Note 8(a)(iv)) (3):
On or before:
March 16, 2021	25	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-

	$3,025	$2,500	$35	150,000

(1)
Advance royalty payments of 285,000 remain payable as at December 31, 2020 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)).
(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.
(3)
In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara (Note 8(a)(iii)).

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(e)
Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)
Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)
Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, January 1, 2019	$83	$33	$112	$228
Acquisitions	-	8	-	8
Foreign currency translation adjustment	4	1	5	10
Balance, December 31, 2019	87	42	117	246
Acquisitions	-	4	-	4
Foreign currency translation adjustment	2	1	3	6
Balance, December 31, 2020	89	47	120	256

Accumulated amortization:
Balance, January 1, 2019	26	10	34	70
Amortization	16	8	24	48
Foreign currency translation adjustment	-	-	-	-
Balance, December 31, 2019	42	18	58	118
Amortization	16	9	23	48
Foreign currency translation adjustment	2	1	4	7
Balance, December 31, 2020	60	28	85	173

Net book value:
Balance, December 31, 2019	$45	$24	$59	$128
Balance, December 31, 2020	$29	$19	$35	$83

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

10.
Liabilities

(a)
Flow Through Premium Liability

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. (Note 11(b)(ii)).

On July 23, 2019, the Company closed a private placement for 4.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 3.4 million were issued at a price of CAD$0.30 per share and 1.3 million shares at CAD$0.3125 per share. The fair value of the shares was CAD$0.30 per share, resulting in the recognition of a flow through premium liability of CAD$0.0125 per share for a total of CAD$16,000.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Liabilities (continued)

(a)
Flow Through Premium Liability (continued)

Balance, December 31, 2017	$54
Less:
Income tax recovery	(54)

Balance, December 31, 2018	-
Add:
Excess of subscription price over fair value of flow through common shares	12
Less:
Income tax recovery	(3)

Balance, December 31, 2019	9
Less:
Income tax recovery	(9)

Balance, December 31, 2020	$-

(b)
Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full; a balance of $425,000 was remaining upon the closing of the Membership Agreement in March 2017. (Note 8(b)(i)).

Balance, December 31, 2018	$165
Add:
Interest	29
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	(1)

Balance, December 31, 2019	158
Add:
Interest	28
Less:
Advance royalty payment	(35)

Balance, December 31, 2020	$151

Current portion (1)	$35
Long term portion	116
Balance, December 31, 2020	$151

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Liabilities (continued)

(b)
Deferred Royalty Liability (continued)

(1)
Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)). Getchell paid an annual advance royalty of $35,000 in July 2020.

(c)
Lease Liability

The continuity of the lease liability for the year ended December 31, 2020 is as follows:

Balance, January 1, 2019	$90
Add:
Interest	15
Foreign currency translation adjustment	5
Less:
Payments	(35)

Balance, December 31, 2019	75
Add:
Interest	11
Less:
Payments	(35)

Balance, December 31, 2020	$51

Current portion	$31
Long term portion	20
Balance, December 31, 2020	$51

11.
Share Capital

(a)
Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.
Effective December 8, 2020, the Company consolidated its share capital on the basis of five pre consolidation common shares for one post share consolidation share. All share references presented in these consolidated financial statements have been retroactively adjusted to reflect the share consolidation.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(b)
Issued:

(i)
In October and November 2020, the Company closed a private placement in two tranches totalling 21 million units at a price of CAD$0.40 per unit for gross proceeds of CAD$8.4 million with each unit comprised of one common share and one-half of one common share purchase warrant; each whole warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 per share for a period of two years. On October 7, 2020, the Company closed the first tranche for 8 million units for gross proceeds of CAD$3.2 million. On November 12, 2020, the Company closed the second tranche for 13 million units for gross proceeds of CAD$5.2 million; the second tranche received interested and disinterested shareholder approvals at the Company’s special general meeting held on October 19, 2020. Finders fees included CAD$176,400 in cash and 385,200 warrants with the same terms as the underlying warrants in the private placement. If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange (“TSX”), the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

In 2020, stock options for 576,000 shares were exercised for proceeds of $138,000 and $98,000 was reallocated from reserve for share-based payments to share capital.

Stock options for 280,000 common shares were cancelled for the exercise of share appreciation rights for 143,303 common shares at a fair value of CAD$0.55 per share.

In January 2021, stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares. In February 2021, stock options for 30,000 common shares were exercised.

(ii)
On July 23, 2019, the Company closed a private placement for 4.75 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 3.5 million were issued at a price of CAD$0.30 per share and 1.3 million shares at CAD$0.3125 per share. The fair value of the shares was CAD$0.30 per share, resulting in the recognition of a flow through premium liability of CAD$0.0125 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 301,624 warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.30 per share until July 23, 2021.

In November 2019, the Company issued 40,000 common shares at a value of CAD$0.30 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(iv)).

In November 2019, the Company issued 75,000 common shares at a value of CAD$0.25 per share to Universal for the Princeton property (Note 8(a)(iii)).

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(b)
Issued: (continued)

(iii)
In January 2018, the Company purchased 17,200 shares for CAD$6,700 pursuant to a normal course issuer bid which ended in February 2018.

In June 2018, the Company received regulatory approval for a normal course issuer bid to acquire up to 2.2 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and terminated on June 20, 2019. The actual number of common shares purchased under the bid and the timing of any such purchases were at the Company’s discretion. Purchases under the bid shall not exceed 4,779 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. From June to December 2018, the Company purchased 87,600 shares for CAD$20,595 with an average price of CAD$0.25 per share; no further shares were purchased in 2019 under its normal course issuer bid.

In December 2018, the Company issued 20,000 common shares at a value of CAD$0.25 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(iv)).

(c)
Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 8,852,339. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(c)
Stock option plan: (continued)

The continuity of outstanding stock options for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020		2019		2018
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	3,550,000	$0.37	3,280,000	$0.40	3,871,500	$0.40
Granted	840,000	$0.50	750,000	$0.30	850,000	$0.35
Exercised	(576,000)	$0.31	-	-	-	-
Cancellation for share appreciation rights	(280,000)	$0.30	-	-	-	-
Forfeited	(140,000)	$0.39	(12,000)	$0.35	(202,500)	$0.45
Expired	(184,000)	$0.42	(468,000)	$0.50	(1,239,000)	$0.40
Outstanding balance, end of year	3,210,000	$0.42	3,550,000	$0.35	3,280,000	$0.40

Exercise price range		$0.30 - $0.55		$0.25 - $0.50		$0.25 - $0.50

The following table summarizes information about stock options exercisable and outstanding at December 31, 2020 and 2019:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2020	(Number of Years)	(CAD$)	Dec 31, 2020	(Number of Years)	(CAD$)

$0.40	720,000	0.51	$0.40	720,000	0.51	$0.40
$0.50	410,000	1.42	$0.50	410,000	1.42	$0.50
$0.40	520,000	2.49	$0.40	520,000	2.49	$0.40
$0.275	200,000	2.86	$0.275	200,000	2.86	$0.275
$0.35	140,000	3.14	$0.35	112,000	3.14	$0.35
$0.40	60,000	3.22	$0.40	48,000	3.22	$0.40
$0.30	400,000	3.49	$0.30	320,000	3.49	$0.30
$0.50	680,000	4.49	$0.50	340,000	4.49	$0.50
$0.55	80,000	4.63	$0.55	20,000	4.63	$0.55
$0.42	3,210,000	2.58	$0.42	2,690,000	2.25	$0.42

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(c)
Stock option plan: (continued)

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2019	(Number of Years)	(CAD$)	Dec 31, 2019	(Number of Years)	(CAD$)

$0.30	740,000	0.94	$0.30	740,000	0.94	$0.30
$0.40	720,000	1.52	$0.40	720,000	1.52	$0.40
$0.50	410,000	2.42	$0.50	410,000	2.42	$0.50
$0.45	100,000	2.70	$0.45	100,000	2.70	$0.45
$0.40	640,000	3.49	$0.40	512,000	3.49	$0.40
$0.275	200,000	3.87	$0.275	120,000	3.87	$0.275
$0.35	140,000	4.15	$0.35	56,000	4.15	$0.35
$0.40	60,000	4.22	$0.40	24,000	4.22	$0.40
$0.30	540,000	4.49	$0.30	216,000	4.49	$0.30
	3,550,000	2.62	$0.35	2,898,000	2.28	$0.40

During the year ended December 31, 2019, the Company recognized share-based payments of $170,000 (2019 - $120,000 and 2018 - $118,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	2020	2019	2018

Directors and officers	$148	$101	$118
Employees	3	-	-
Consultants	19	19	-

	$170	$120	$118

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(c)
Stock option plan: (continued)

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2020	2019	2018

Number of stock options granted	840,000	750,000	850,000
Fair value of stock options granted (CAD$)	$0.31	$0.20	$0.20

Market price of shares on grant date (CAD$)	$0.48	$0.30	$0.25
Pre-vest forfeiture rate	13.27%	13.81%	16.09%
Risk-free interest rate	0.33%	1.44%	2.10%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	94%	105%	119%
Expected option life in years	3.98	4.22	4.22

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In fiscal 2018, the Company granted the following stock options:
-
650,000 stock options to directors, officers and employees with an exercise price of CAD$0.40 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
200,000 stock options to an officer of which 100,000 stock options have an exercise price of CAD$0.25 and 100,000 stock options with an exercise price of CAD$0.30 and an expiry date of November 12, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In fiscal 2019, the Company granted the following stock options:
-
140,000 stock options to consultants with an exercise price of CAD$0.35 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter;
-
60,000 stock options to a director with an exercise price of CAD$0.40 per share and an expiry date of March 21, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
550,000 stock options to directors, officers and employees with an exercise price of CAD$0.30 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In fiscal 2020, the Company granted the following stock options:
-
760,000 stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 29, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and
-
80,000 stock options to a director with an exercise price of CAD$0.55 and an expiry date of August 19, 2025, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(d)
Warrants:

At December 31, 2020, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2019	Issued	Exercised	Expired	December 31, 2020

$0.30	July 23, 2021 (1)	301,624	-	-	-	301,624

$0.65	October 7, 2022 (2)	-	4,000,000	-	-	4,000,000

$0.65	November 12, 2022 (2)	-	6,500,000	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	-	385,200	-	-	385,200

		301,624	10,885,200	-	-	11,186,824

(1)
As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

(2)
If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

(3)
As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(d)
Warrants: (continued)

At December 31, 2019, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2018	Issued	Exercised	Expired	December 31, 2019

$0.60	March 3, 2019	1,770,515	-	-	(1,770,515)	-

$0.60	March 14, 2019	499,444	-	-	(499,444)	-

$0.60	March 14, 2019 (1)	31,111	-	-	(31,111)	-

$0.60	April 21, 2019 (2)	50,000	-	-	(50,000)	-

$0.30	July 23, 2021 (3)	-	301,624	-	-	301,624

		2,351,070	301,624	-	(2,351,070)	301,624

(1)
As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(2)
As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(3)
As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(d)
Warrants: (continued)

At December 31, 2018, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2017	Issued	Exercised	Expired	December 31, 2018

$0.50	July 31, 2018 (1), (7)	1,690,000	-	-	(1,690,000)	-

$0.75	September 18, 2018 (1)	1,050,811	-	-	(1,050,811)	-

$0.75	September 18, 2018 (1), (2)	132,344	-	-	(132,344)	-

$0.75	October 3, 2018 (1)	830,750	-	-	(830,750)	-

$0.75	October 3, 2018 (1), (3)	12,145	-	-	(12,145)	-

$0.40	September 21, 2018	1,066,555	-	-	(1,066,555)	-

$0.40	September 21, 2018 (4)	107,302	-	-	(107,302)	-

$0.60	March 3, 2019 (8)	1,770,515	-	-	-	1,770,515

$0.60	March 14, 2019 (8)	499,444	-	-	-	499,444

$0.60	March 14, 2019 (5), (8)	31,111	-	-	-	31,111

$0.60	April 21, 2019 (6)	50,000	-	-	-	50,000

		7,240,977	-	-	(4,889,907)	2,351,070

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(d)
Warrants: (continued)

(1)
On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(2)
As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(3)
As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)
As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(5)
As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(6)
As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(7)
On July 14, 2017, the Company extended the term of the expiry period of the warrants by one year from July 31, 2017 to July 31, 2018, which expired unexercised.

(8)
These warrants expired unexercised on their respective expiry dates in 2019.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(e)
Common shares reserved for issuance:

	Number of Shares
	December 31,
	2020	2019	2018

Stock options (Note 11(c))	3,210,000	3,550,000	3,280,000
Warrants (Note 11(d))	11,186,824	301,624	2,351,071

Balance	14,396,824	3,851,624	5,631,071

12.
Corporate Development and General and Administrative

	Years ended December 31,
	2020	2019	2018

Corporate Development:
Geology and technical review	$7	$-	$26
Salaries and remuneration	34	14	1
Sundry	17	4	-
Travel and transportation	5	13	22
	$63	$31	$49

General and Administrative:
Accounting, audit and tax	$32	$28	$36
Legal	24	15	15
Office and sundry	82	51	56
Regulatory	54	53	50
Rent	36	28	66
	$228	$175	$223

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.
Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2020, 2019 and 2018:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2020	2019	2018	2020	2019

Key management compensation:
Executive salaries and remuneration (1)	$562	$455	$490	$118	$-
Severance	-	90	184	-	-
Directors fees	33	20	27	-	(2)
Share-based payments	148	101	118	-	-
	$743	$666	$819	$118	$(2)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (2)	$5	$4	$2	$1	$1

(1)
Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)
The companies include Endeavour Silver Corp. (“Endeavour”) and Aztec Minerals Corp. (“AzMin”), both companies sharing one common director, and AzMet.

The above transactions are incurred in the normal course of business. Note 7 for marketable securities held in Endeavour, AzMin and AzMet.

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.
Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2020			December 31, 2019
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$12,024	$3,796	$15,820	$11,864	$4,219	$16,083
Leasehold improvements and equipment	83	-	83	128	-	128

15.
Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2020, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2021	$48
2022	28

$76

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $285,000 remains payable as at December 31, 2020. (Notes 8(b)(i) and 10(b)).

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.
Deferred Income Taxes

(a)
A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2020	2019

Net loss for the year	$(1,708)	$(1,043)
Canadian statutory tax rate	27.00%	27.0%

Income tax benefit computed at statutory rates	(461)	(282)
Differences between Canadian and foreign tax rates	-	(6)
Temporary differences	539	254
Items not taxable/deductible for income tax purposes	46	31
Tax losses and tax offsets not recognized	96	4
Under (over) provided in prior years	(220)	(4)

Income tax recovery	$-	$(3)

Effective January 1, 2018, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 12% for a total Canadian statutory tax rate of 27%.

(b)
The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2020 and 2019 are presented below:

	December 31,
	2020	2019

Deferred tax assets:
Non-capital losses carried forward	$1,003	$889

Deferred tax liabilities:
Book value of marketable securities	(205)	-
Book value over tax value of mineral properties	(798)	(889)

Net deferred tax assets	$-	$-

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.
Deferred Income Taxes (continued)

(c)
The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2020	2019

Non-capital losses	$9,118	$7,571
Marketable securities	-	145
Share issue costs	255	114
Unrealized foreign exchange	203	234
Tax value over book value of mineral properties	7,736	6,807
Tax value over book value of equipment	1,351	1,287
Unrecognized deductible temporary differences	$18,663	$16,158

As at December 31, 2020, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2026	$57
2027	241
2028	-
2029	-
2030	488
2031	833
2032	893
2033	292
2034	872
2035	1,086
2036	-
2037	4,353
2038	854
2039	839
2040	1,096
No date of expiry	1,162

$13,066

CANAGOLD RESOURCES LTD.
(formerly, Canarc Resource Corp.)
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2020, 2019 and 2018
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

17.
COVID-19

In 2020, the coronavirus global pandemic (“COVID-19”) affected the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy remains uncertain, rapid spread of COVID-19 may have an adverse effect on the Company's financing capabilities. The extent to which COVID-19 may impact the Company’s business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing, business closures or business disruptions, and the effectiveness of actions taken in Canada, the United States and other countries to contain and treat the disease. It is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these consolidated financial statements.

CORPORATE INFORMATION

HEAD OFFICE	#810 – 625 Howe Street
Vancouver, BC, Canada, V6C 2T6

Telephone: (604) 685-9700
Facsimile: (604) 685-9744

Website: www.canagoldresources.com

DIRECTORS	Bradford Cooke
Scott Eldridge
Martin Burian
Deepak Malhotra
Andrew Bowering

OFFICERS	Scott Eldridge ~ Chief Executive Officer
Garry Biles ~ President and Chief Operating Officer
Troy Gill ~ Vice President (Exploration)
Philip Yee ~ Chief Financial Officer and Corporate Secretary

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP
#1700 – 475 Howe Street
Vancouver, BC, Canada, V6C 2B3

SOLICITORS AND	Maxis Law Corporation
REGISTERED OFFICE	#910 – 800 West Pender Street
Vancouver, BC, Canada, V6C 2V6

SHARES LISTED	Trading Symbols
TSX: CCM
OTC-QB: CRCUF
DBFrankfurt: CAN